Mail Stop 3561

January 17, 2008

Via U.S. Mail and Facsimile

Clarence Otis, Jr.
Chief Executive Officer
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, Florida 32809

        RE: Darden Restaurants, Inc.
                  Form 10-K for the fiscal year ended May 27, 2007
                  Schedule 14A filed on August 6, 2007

                  File No. 001-33091

Dear Mr. Otis:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 27, 2007

Exhibit 13

Financial Statements

Consolidated Balance Sheets, page 19

1. We note that the assets and liabilities of your underperforming Bahama Breeze and Smokey Bones and Rocky River Grillhouse restaurants that you have closed or which you plan to sell, have been reflected as assets and liabilities held for sale in your consolidated balance sheet at May 27, 2007. However, we also note that you have not presented the related balance sheet amounts at May 28, 2006 on a consistent basis with the 2007 presentation. Please note that in accordance with paragraph 49 of SFAS No.144, amounts presented in prior period statements of financial position, which are subsequently presented for comparative purposes should be reclassified to reflect the application of the provisions of paragraph 46 of SFAS No.144. Please confirm that you will revise your consolidated balance sheets in any future filings to comply with the guidance outlined in paragraph 49 of SFAS No.144.

Note 17. Stock-Based Compensation, page 42

2. We note from the disclosure on page 42 that certain stock awards to your directors are payable in common stock, or cash or a combination thereof, or deferred. Please tell us and clarify in your financial statements in future filings whether these stock based compensation awards which may be payable in cash are classified as liabilities in your financial statements pursuant to paragraph 32 of SFAS No.123R. If not, please explain why. We may have further comment upon receipt of your response.

Schedule 14A filed on August 6, 2007

Annual Cash Incentive, page 28

3. In future filings, please disclose all performance targets, including targets for sales, operating profit and earnings per share that must be achieved in order for your executive officers to earn their annual incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for

you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Clarence Otis, Jr.
Darden Restaurants, Inc.
January 17, 2008
Page 4

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Bradford Richmond, Chief Financial Officer